Filed by: Kraft Foods Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.

Commission File No.: 001-35491

The following infographic depicting Kraft’s Q1 2015 highlights was made available on April 28, 2015.

Q1 2015 highlights* “ Our first quarter results reflected a solid start to 2015. We’ve stepped up our focus on execution, our pricing actions over the past year are coming through, and we’re benefiting from a disciplined approach to marketing. There is clearly more work ahead of us, but we will continue to build on this momentum to delight our consumers and customers, and prepare us for the next chapter ahead.” – Chairman and CEO John T. Cahill 2015 Free Cash Flow YTD $195 million Free Cash Flow was up 11.4% versus the prior year Q1 Organic Net Revenues $4.4 billion Organic Net Revenues were up 1.1% Q1 Earnings Per Share $0.72 EPS was $0.72, but excluding the impacts of market based impacts to post-employment plans, unrealized gains from hedging activities, spending on cost-savings initiatives and costs related to the proposed merger with HJ Heinz Holding Corp, EPS grew at a high single-digit rate compared to Q1 2014 new launches & new campaigns * For a more comprehensive discussion of results, forward-looking statements and discussion of non-GAAP and other financial measures, please see accompanying press release. Free Cash Flow and Organic Net Revenues are non-GAAP financial measures that management believes can supplement investors’ understanding of operating results and liquidity. Please see the accompanying press release for the discussion of these measures and related reconciliations to GAAP in addition to a discussion of market-based impacts to post-employment benefit plans.

Forward-Looking Statements

Certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “will,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company being unable to achieve cost-cutting synergies or taking longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this communication, except as required by applicable law or regulation.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, on April 10, 2015, Heinz filed a registration statement on Form S-4, containing a preliminary proxy statement/prospectus (the “S-4”) with the Securities and Exchange Commission (“SEC”). The registration statement has not yet become effective. This communication is not a substitute for the registration statement (once declared effective), definitive proxy statement/prospectus or any other documents that Heinz or Kraft has or may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com.

Participants in Solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz will be set forth in the definitive proxy statement/prospectus. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.